Mail Stop 4561

May 28, 2009

Via facsimile to (949) 362-2300 and U.S. Mail

William W. Smith, Jr.
President and Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia, Suite 200
Aliso Viejo, California 92656

>   **Re: Smith Micro Software, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed on March 10, 2009**
>   **Form 10-K/A for the fiscal year ended December 31, 2008**
>   **Filed on April 29, 2009**

Dear Mr. Smith:

        We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business

Marketing & Sales Distribution Strategy, page 8

1.   We note that Verizon Wireless accounted for 30.9% of your total revenues in fiscal year 2008. A description of your contractual arrangements with this customer appears

warranted. Also, please tell us whether AT&T or Sprint individually accounted for 10% of more of your revenues in fiscal year 2008.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 33

2.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were "effective, in that they provide reasonable assurance that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms." In your response letter, please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, please expressly tie your effectiveness conclusion to the definition of disclosure controls and procedures as set out in Rule 13a-15(e) under the Exchange Act, or recite the entire definition.

Changes in Internal Control over Financial Reporting, page 34

3.   We note that you have provided the disclosure required by Item 308(c) of Regulation S-K with respect to "the 2008 fiscal year." Please confirm that in future filings on Form 10-K, you will provide the required disclosure with respect to changes in your internal control over financial reporting that occurred in the "fourth fiscal quarter."

Exhibits

4.   We are unable to locate your employment agreement with William W. Smith, Jr. Please advise. Also, in future filings, please incorporate by reference in your exhibit index your employment agreement with Jonathan Kahn filed on Form 10-K/A on April 29, 2008.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Benchmarking of Compensation, page 6

5.   You state that the compensation study peer group included 19 wireless/communications companies (software and hardware) with revenues of between $80 million and $200 million, similar market capitalization and employee size ranges. In future filings, please

disclose the companies in the peer group. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K compliance and Disclosure Interpretations, available on our website. Also, we note your statement in this section that "[n]o compensation decisions for fiscal year 2008 were made on the basis of [the compensation] study." Please reconcile this statement with the statement on page 9 that your Compensation Committee approved grants of restricted stock in 2008 "due to the Committee's sense, based in part on the benchmarking study…, that our total cash compensation…was likely at the lower end of the market for technology companies of similar size."

Base Compensation, page 6

6.   Although you provide general information regarding the factors your compensation committee considered in increasing base salaries for 2008, your disclosure should provide substantive analysis and insight into how the compensation committee determined the actual salaries paid to your named executive officers. Your disclosure indicates that the compensation committee considered each officer's job responsibilities, historical salary levels, the performance of your company, individual contributions of your officers, the competitive conditions in your marketplace and compensation levels of other company officers. With a view toward providing enhanced disclosure in future filings, please tell us in your response letter how consideration of the factors you identified resulted in the specific salary adjustments made in 2008. For example, please explain how your compensation committee evaluated and weighed company performance in determining base salary levels. Also, discuss the individual contributions made by your officers or changes in their job responsibilities that may have influenced salary decisions.

Cash Bonus Awards, page 7

7.   You state that for "each performance objective the committee assigned a relative weighting to provide guidelines for setting actual cash payouts for each executive officer based on a percentage of the individuals' target bonus." Please disclose the relative weightings of each performance objective and clarify how the cash bonuses for each of the named executive officers were calculated. Please confirm that you will provide similar disclosures in future filings.

8.   You indicate that the cash bonuses received by Messrs. Sperling and Elliott were based on a combination of revenue achievement, profitability achievement and specific performance objectives. However, you do not disclose the specific performance objectives that applied to Messrs. Sperling and Elliot in 2008. As these objectives appear to be material to your compensation policy, please include in your response letter a description of these specific performance objectives, including any quantitative targets that had to be met. See Items 402(b)(2)(v) and (vii) of Regulation S-K and Question

118.04 of our Regulation S-K compliance and Disclosure Interpretations, available on our website. If you have omitted the specific performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels. General statements regarding the level of difficulty, or ease, associated with achieving performance goals is not sufficient. In this regard, we note your statement that "performance objectives were moderately difficult to achieve." In discussing how difficult or likely it would be for an executive or the registrant to achieve undisclosed target levels, the company should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Summary Compensation Table, page 11

9. We note that the summary compensation table does not contain compensation disclosure of the named executive officers for each of the last *three* completed fiscal years pursuant to Item 402(c)(1) of Regulation S-K. Please advise. See Question 1.01 of Item 402 of Regulation S-K — Executive Compensation guidance, available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you require further assistance you may me at (202) 551-3456. If, thereafter, you require additional assistance, you may contact Barbara Jacobs, Assistant Director at (202) 551-3730.

Sincerely,

Matthew Crispino
Staff Attorney